                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                                U. S. Bancorp
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                 911596104
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 911596104                  13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       United States National Bank of Oregon     93-0571729


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

                    5    SOLE VOTING POWER

                           4,025,938.89


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY              307,568
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  14,747,413.17


                    8    SHARED DISPOSITIVE POWER

                           1,717,204


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,261,473


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.7


12   TYPE OF REPORTING PERSON*

            BK


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                     U. S. Bancorp

           (b).    Address of Issuer's Principal Executive Offices:

                     111 S. W. Fifth Avenue, Portland, Oregon 97204



Item 2.    (a).    Name of Person Filing:

                     United States National Bank of Oregon


           (b).    Address of Principal Business Office:

                      111 S. W. Fifth Avenue, Portland, Oregon 97204






                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                     United States of America


           (d).    Title of Class of Securities:

                     Common Stock

           (e).    CUSIP Number:

                     91596104

Item 3. This statement is filed pursuant to Rule 13D-1(b) (2) by a bank as defined in Section 3(a)(ii) of the Act.


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                     16,261,473

           (b).    Percent of Class:

                      10.7

           (c). Number of Shares as to which United States National Bank of Oregon has:

                   (i)      sole power to vote or to direct the vote
                              4,025,938.89

                   (ii)     shared power to vote or to direct the vote
                              307,568

                   (iii) sole power to dispose or to direct the disposition of 14,747,413.17

                   (iv) shared power to dispose or to direct the disposition of 1,717,204





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:





Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                     The Securities are held by the Trust Group of the United States National Bank of Oregon, a national bank as defined in Section 3(a)(6) of the Act.



Item 8.            Identification and Classification of Members of the Group:







                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  Deborah B. Goldberg
                                               ------------------------
                                               Title: Assistant Secretary





Dated: February 13, 1996




                               Page 6 of 6 Pages